March 28, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (702) 492-7728</u>

Mr. Richard L. Ham
President and Chief Executive Officer
Millenium Holding Group, Inc.
12 Winding Road,
Henderson, NV 89052

Re: **Millenium Holding Group, Inc.**
        Form 10-KSB for the year ended December 31, 2005
        Filed May 4, 2006
        File No. 0-28431

   Dear Mr. Ham:

        We issued comments to you on the above captioned filing on November 2, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 11, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by April 11, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact me at 202-551-3486 if you have any questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Accounting Branch Chief